Exhibit 99.197

news release

401 Bay Street, Suite 2010,
P.O. Box 118	Shares outstanding: 113,338,000
Toronto, Ontario
Canada M5H 2Y4	TSX: TCM, TCM.WT
Frankfurt: A6R
November 26, 2007
THOMPSON CREEK ANNOUNCES REVISED RESERVES AND
NEW 10-YEAR MINE PLAN FOR THOMPSON CREEK MINE
•	Part One of the reserves re-evaluation of Thompson Creek Mine’s potential shows measured and indicated resources of 391.5 million pounds of molybdenum at a cut-off grade of 0.03% Mo, and proven and probable reserves of 213.5 million pounds assuming a molybdenum price of US$10 per pound.

•	Drilling has begun under and outside of the existing pit and Part Two of the reserves re-evaluation is to be completed in 2008.

•	The new mine plan for the next 10 years projects total molybdenum production of 192.1 million pounds.
Thompson Creek Metals Company Inc., one of the world’s largest publicly traded, pure molybdenum producers, today announced new estimates for mineral resources and reserves and molybdenum production at its open-pit Thompson Creek Mine in Idaho.
“The new reserves estimate represents the first of a two-part reserves re-evaluation of Thompson Creek Mine’s potential and will be followed up with additional drilling that is expected to lead to a second revision of the reserves estimate in 2008,” said Kevin Loughrey, President and Chief Executive Officer.
“This first part of the reserves work essentially evaluates the existing pit and previous drilling results on the basis of a molybdenum price of US$10 per pound and updated costs, compared to the previous evaluation at a US$5 per pound price,” Mr. Loughrey stated.

“Most of the previous drilling, done 25 years ago, stopped at the level of 6,000 feet above sea level. The mine owners at the time had enough information to justify production and chose not to drill any deeper. Preliminary indications suggest the deposit continues below the 6,000-foot level. In order to confirm the continuity of the deposit, we are currently engaged in exploration drilling at the bottom of the pit. We also intend to carry out some drilling activity outside of the pit to determine the extent of resources on the land we own around the pit.”
The updated mineral resources and reserves were estimated by Scott Wilson Roscoe Postle Associates Inc. (“Scott Wilson RPA”) in accordance with the CIM Standards.
The updated estimates represent increases for contained molybdenum in measured and indicated resources of 5.6%, in inferred resources of 163%, and in proven and probable reserves of 26.3% compared with the previous estimates.
Scott Wilson RPA estimates that Thompson Creek Mine’s proven and probable reserves are 98.8 million tonnes with an average grade of 0.098% Mo containing 213.5 million pounds of molybdenum. The estimate is as of September 30, 2007.
These reserves consist of proven reserves of 39.2 million tonnes at an average grade of 0.104% Mo and probable reserves of 59.5 million tonnes at an average grade of 0.094% Mo.
The estimates are based on a pit design including Phases 6, 7 and 8, using an assumed molybdenum price of US$10 per pound (with exterior access) and updated costs.
The reserves were based on Scott Wilson RPA’s revised estimate of measured and indicated mineral resources, which totals 232.1 million tonnes with an average grade of 0.076% Mo and contained Mo of 391.5 million pounds, using a cut-off grade of 0.03% Mo. This includes measured resources of 69.6 million tonnes with an average grade of 0.087% Mo, and indicated resources of 162.5 million tonnes with an average grade of 0.072% Mo.
Scott Wilson RPA also estimated additional inferred resources of 139.5 million tonnes with an average grade of 0.043% Mo and contained Mo of 132.2 million pounds.
The new estimates of mineral resources and reserves were carried out by William E. Roscoe, P.Eng., and John T. Postle, P.Eng., of Scott Wilson RPA, both of whom are qualified persons as defined in National Instrument 43-101. Messrs Roscoe and Postle have reviewed and approved the contents of this news release.
Scott Wilson RPA also reviewed the Company’s new 10-year mine plan and concluded that “the production targets, mine operating cost forecasts, and the capital cost forecasts are reasonable.”
The mine plan calls for production of 194.9 million pounds of molybdenum in the 10.25 years from October 1, 2007 to December 31, 2017 (192.1 million pounds for the 10-year period 2008 to 2017).
Details of the Scott Wilson RPA report will be available when a National Instrument 43-101 technical report is filed on SEDAR in due course.

The previous estimates for the mine, also compiled by Scott Wilson RPA in 2006 with an assumed cut-off grade of 0.04% Mo, showed measured and indicated resources of 178.6 million tonnes with an average grade of 0.094% Mo and contained Mo of 370.6 million pounds. Measured resources were estimated at 55.7 million tonnes with an average grade of 0.104% Mo and contained Mo of 127.9 million pounds, and indicated resources were estimated at 122.9 million tonnes with an average grade of 0.09% Mo and contained Mo of 242.7 million pounds. In addition, inferred resources were estimated at 34.5 million tonnes with an average grade of 0.066% Mo and contained Mo of 50.2 million pounds. Based on a molybdenum price assumption of US$5 per pound for molybdenum, proven and probable reserves were previously estimated at 64.5 million tonnes with an average grade of 0.119% Mo and contained Mo of 169.1 million pounds. Proven reserves were estimated at 28.1 million tonnes with an average grade of 0.123% Mo and contained Mo of 76 million pounds. Probable reserves were estimated at 36.4 million tonnes with an average grade of 0.116% Mo and contained Mo of 93.0 million pounds.
The previous estimates of mineral resources were estimated by William E. Roscoe, P.Eng., and the previous estimates of mineral reserves were estimated by John T. Postle, P.Eng., both of whom are qualified persons as defined in National Instrument 43-101.
About Thompson Creek Metals Company Inc.
Thompson Creek Metals Company Inc. (formerly Blue Pearl Mining Ltd.) is one of the largest publicly traded, pure molybdenum producers in the world. The Company owns the Thompson Creek open-pit molybdenum mine and mill in Idaho, a 75% share of the Endako open-pit mine, mill and roasting facility in northern British Columbia, and a metallurgical roasting facility in Langeloth, Pennsylvania. Thompson Creek is also developing the Davidson high-grade underground molybdenum project near Smithers, B.C. The Company has more than 700 employees. Its head office is in Toronto, Ontario. It also has executive offices in Denver, Colorado (including sales and marketing) and Vancouver, British Columbia. More information is available at www.thompsoncreekmetals.com.
Cautionary Note on Forward-Looking Statements
This news release contains “forward-looking information” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation which may include, but is not limited to, statements with respect to the timing and amount of estimated future production. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Thompson Creek and/or its subsidiaries to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include those factors discussed in the section entitled “Risk Factors” in Thompson Creek’s annual information form for the year ended December 31, 2006 and dated March 26, 2007 which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the United States

Securities and Exchange Commission on October 30, 2007 which is available at www.sec.gov. Although Thompson Creek has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking statements contained herein are made as of the date of this news release and Thompson Creek does not undertake to update any such forward-looking statements, except in accordance with applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements.
Readers should refer to Thompson Creek’s annual information form for the year ended December 31, 2006 and dated March 26, 2007 which is available on SEDAR at www.sedar.com and is incorporated in its Registration Statement on Form 40-F filed with the SEC on October 30, 2007 which is available at www.sec.gov and subsequent continuous disclosure documents available at www.sedar.com and www.sec.gov for further information on mineral reserves and mineral resources, which is subject to the qualifications and notes set forth therein.
Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Mineral Resources: This presentation uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.
For more information, please contact:

Ian McDonald	Tina Cameron
Executive Chairman	Renmark Financial Communications Inc.
Thompson Creek Metals Company Inc.	Tel.: 514-939-3989
Tel: 416-860-1438	tcameron@renmarkfinancial.com
info@tcrk.com

Wayne Cheveldayoff,
Director of Investor Relations
Thompson Creek Metals Company Inc.
Tel: 416-860-1438
Toll free: 1-800-827-0992
wcheveldayoff@tcrk.com

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